UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

AGA Medical Holdings, Inc.

(Name of Subject Company (Issuer))

Asteroid Subsidiary Corporation

an indirect wholly-owned subsidiary of

St. Jude Medical, Inc.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

008368102
(CUSIP Number of Class of Securities)

Pamela S. Krop
Vice President, General Counsel and Secretary

St. Jude Medical, Inc.

One St. Jude Medical Drive

St. Paul, Minnesota 55117

(651) 765-2000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joseph M. Barbeau
Stewart L. McDowell
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California  94303-1125
(650) 849-5333

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$793,974,436.22	$56,610.38

*      Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 53,755,886 shares of AGA Medical Holdings, Inc. (“AGA”) common stock (the number of issued and outstanding shares of AGA common stock as of October 13, 2010, plus the aggregate number of AGA shares issuable upon exercise of all outstanding options and restricted stock units, as of such date) and (ii) $14.77, the average of the high and low sales prices per share of AGA common stock as reported on the NASDAQ Global Select Market on October 15, 2010.

**   The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.00007130.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,038	Filing Party: St. Jude Medical, Inc.

Form or Registration No.: Form S-4	Date Filed: October 20, 2010

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ¨☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by St. Jude Medical, Inc., a Minnesota corporation (“St. Jude Medical”), and Asteroid Subsidiary Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of St. Jude Medical (“Offeror”). This Schedule TO relates to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, par value $0.01 per share (the “AGA Shares”), of AGA Medical Holdings, Inc., a Delaware corporation (“AGA”), at the election of the holder thereof: (a) $20.80 in cash, without interest, or (b) $20.80 in fair market value of shares of common stock, $.10 par value per share, of St. Jude Medical (“St. Jude Medical Common Stock”), subject in each case, to adjustment and proration as described in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Election and Transmittal (as defined below).

St. Jude Medical has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 filed on October 20, 2010, relating to the offer and sale of St. Jude Medical Common Stock to be issued to holders of the AGA Shares in the Offer (the “Registration Statement”).  The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus/Offer to Exchange”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by St. Jude Medical or Offeror, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Offeror and AGA (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

ITEM 1.     SUMMARY TERM SHEET.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Proposed Transaction” and “Summary” is incorporated in this Schedule TO by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

(a)  The subject company and issuer of the securities subject to the Offer is AGA Medical Holdings, Inc., a Delaware corporation. Its principal executive offices are located at 5050 Nathan Lane North, Plymouth, Minnesota, 55442 and its telephone number is (763) 513-9227.

(b)  As of October 13, 2010, there were 50,268,924 shares of AGA common stock, par value $0.01 per share, issued and outstanding.

(c)  The information concerning the principal market in which the AGA Shares are traded and certain high and low sales prices for the AGA Shares in that principal market is set forth in the section of the Prospectus/Offer to Exchange entitled “Summary — Price Range of Common Stock and Dividends — AGA Share Prices and Dividends” and is incorporated in this Schedule TO by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c)  The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary — The Companies — St. Jude Medical, Inc.,” “Summary — The Companies — Asteroid Subsidiary Corporation,” “St. Jude Medical, Inc. and Asteroid Subsidiary Corporation,” and in Annex E “Information Concerning St. Jude Medical, Inc., Asteroid Subsidiary Corporation and Directors and Executive Officers of St. Jude Medical, Inc. and Asteroid Subsidiary Corporation” is incorporated in this Schedule TO by reference.

ITEM 4.     TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x)-(xii)  The information set forth in the introduction to the Prospectus/Offer to Exchange, in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Proposed Transaction,” “Summary,” “The Transaction,” “The Merger Agreement,” and “Comparison of St. Jude Medical Shareholder Rights and AGA Stockholder Rights,” and in the Letter of Election and Transmittal is incorporated in this Schedule TO by reference.

(a)(1)(ix)  Not applicable.

(a)(2)(i)-(vii)  The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary,” “Questions and Answers About the Proposed Transaction,” “The Transaction,” “The Merger Agreement” and “Comparison of St. Jude Medical Shareholder Rights and AGA Stockholder Rights” is incorporated in this Schedule TO by reference.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b)  The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Transaction” and “The Merger Agreement” is incorporated in this Schedule TO by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (3-7)  The information set forth in the introduction to the Prospectus/Offer to Exchange and in the sections of the Prospectus/Offer to Exchange entitled “The Transaction” and “The Merger Agreement” is incorporated in this Schedule TO by reference.

(c)(2)  Not applicable.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Transaction — Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(b), (d)  Not applicable.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in the Annex E to the Prospectus/Offer to Exchange entitled “Information Concerning St. Jude Medical, Inc., Asteroid Subsidiary Corporation and Directors and Executive Officers of St. Jude Medical, Inc. and Asteroid Subsidiary Corporation” is incorporated in this Schedule TO by reference.

ITEM 9.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Transaction — Fees and Expenses” is incorporated in this Schedule TO by reference.

ITEM 10.                      FINANCIAL STATEMENTS.

(a)  The financial information set forth in St. Jude Medical’s Annual Report on Form 10-K for the fiscal year ended January 2, 2010, filed with the SEC on March 2, 2010; St. Jude Medical’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2010, filed with the SEC on August 11, 2010; and in the section of the Prospectus/Offer to Exchange entitled “Summary Selected Consolidated Financial Data of St. Jude Medical” is incorporated in this Schedule TO by reference.  Such information may be inspected and copies obtained at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549 and may be accessed electronically at the SEC’s website at www.sec.gov.  Offeror was formed on October 12, 2010 and has no material financial assets.

(b)  Not applicable.

ITEM 11.                      ADDITIONAL INFORMATION.

(a)(1)  The information set forth in Annex E to the Prospectus/Offer to Exchange entitled “Information Concerning St. Jude Medical, Inc., Asteroid Subsidiary Corporation and Directors and Executive Officers of St. Jude Medical, Inc. and Asteroid Subsidiary Corporation” is incorporated in this Schedule TO by reference.

(a)(2), (3)  The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Transaction — Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4)  The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Transaction — Possible Effects of the Offer on the Market for Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) Not applicable.

(b)  The information set forth in the Prospectus/Offer to Exchange and in the Letter of Election and Transmittal is incorporated in this Schedule TO by reference.

ITEM 12.                      EXHIBITS.

(a)(1)(A)                 Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to St. Jude Medical, Inc’s. Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(B)                 Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(C)                 Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(D)                 Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).

(a)(4)                       Prospectus/Offer to Exchange, dated October 20, 2010 (incorporated by reference to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).

(a)(5)(A)                 Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 18, 2010, announcing the execution of the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (incorporated by reference to Exhibit 99.1 to St. Jude Medical, Inc.’s Current Report on Form 8-K filed on October 18, 2010).

(a)(5)(B)                 Letter delivered to employees of AGA Medical Holdings, Inc. (incorporated by reference to AGA Medical Holdings, Inc. Schedule 14D-9 filing on October 18, 2010).

(a)(5)(C)                 Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 20, 2010, announcing the commencement of the Offer (incorporated by reference to St. Jude Medical, Inc.’s Rule 425 filing on October 20, 2010).

(d)(1)                     Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (incorporated by reference to Exhibit 2.1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).

(d)(2)                      Tender and Voting Agreement, dated as of October 15, 2010, among St. Jude Medical, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Frank L. Gougeon Revocable Trust (incorporated by reference to Exhibit 99.1 to AGA Medical Holdings, Inc.’s Current Report on Form 8-K filed on October 18, 2010).

(h)                          Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).

ITEM 13.                      INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ST. JUDE MEDICAL, INC.

By:	/s/ John C. Heinmiller
Name:	John C. Heinmiller
Title:	Executive Vice President and Chief Financial Officer
Date:	October 20, 2010

ASTEROID SUBSIDIARY CORPORATION

By:	/s/ John C. Heinmiller
Name:	John C. Heinmiller
Title:	President and Treasurer
Date:	October 20, 2010

EXHIBIT INDEX

(a)(1)(A)                 Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to St. Jude Medical, Inc’s. Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(B)                 Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(C)                 Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).

(a)(1)(D)                 Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).

(a)(4)                       Prospectus/Offer to Exchange, dated October 20, 2010 (incorporated by reference to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).

(a)(5)(A)                 Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 18, 2010, announcing the execution of the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (incorporated by reference to Exhibit 99.1 to St. Jude Medical, Inc.’s Current Report on Form 8-K filed on October 18, 2010).

(a)(5)(B)                 Letter delivered to employees of AGA Medical Holdings, Inc. (incorporated by reference to AGA Medical Holdings, Inc. Schedule 14D-9 filing on October 18, 2010).

(a)(5)(C)                 Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 20, 2010, announcing the commencement of the Offer (incorporated by reference to St. Jude Medical, Inc.’s Rule 425 filing on October 20, 2010).

(d)(1)                     Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (incorporated by reference to Exhibit 2.1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).

(d)(2)                      Tender and Voting Agreement, dated as of October 15, 2010, among St. Jude Medical, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Frank L. Gougeon Revocable Trust (incorporated by reference to Exhibit 99.1 to AGA Medical Holdings, Inc.’s Current Report on Form 8-K filed on October 18, 2010).

(h)                          Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).